Exhibit 8.1

2021
Company’s
voting
rights
%
Subsidiaries
Aptuit Global LLC, Princeton, USA	100.00
Aptuit (Verona) SRL, Verona, Italy	100.00
Aptuit (Oxford) Ltd., Abingdon, UK	100.00
Aptuit (Switzerland) AG, Basel, Switzerland*	100.00
Aptuit (Potters Bar) Ltd., Abingdon, UK	100.00
Cyprotex Discovery Ltd., Manchester, UK	100.00
Cyprotex Ltd., Manchester, UK	100.00
Cyprotex US, LLC., Watertown, USA	100.00
Evotec (France) SAS, Toulouse, France	100.00
Evotec ID (Lyon) SAS, Marcy l’Étoile, France	100.00
Evotec (Hamburg) GmbH, Hamburg, Germany	100.00
Evotec GT GmbH, Orth an der Donau, Austria	100.00
Evotec (India) Private Limited, Thane, India*	100.00
Evotec International GmbH, Hamburg, Germany	100.00
Evotec (München) GmbH, Martinsried, Germany	100.00
Evotec (UK) Ltd., Abingdon, UK	100.00
Evotec (US), Inc., Princeton, USA	100.00
J.POD-Evotec Biologics Inc., Seattle, USA	100.00
Just - Evotec Biologics, Inc., Seattle, USA	100.00
Just-Evotec Biologics EU SAS, Toulouse, France	100.00